                         ML Principal Protection L.P.


Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") decreased during May. Please see the accompanying summary financial information for the NAV of your series of Units.

Currency trading was unprofitable for most Advisors in the Fund during the month. In addition, losses were incurred in energy and stock index positions. Profitable trading for the Fund resulted from positions in agricultural commodities, interest rates and metals.

In May, difficult trading conditions in foreign currency markets resulted in losses for the Fund. The Japanese yen appreciated suddenly during the month, surprising most market participants. The yen's dramatic move retraced roughly 30% of its decline versus the U.S. dollar during the past two years. Unlike the yen, the Deutsche mark's trading was range-bound, following some price appreciation early in the month. Canadian dollar trading proved to be quite volatile, as sharp price movements in both directions characterized that currency's trading pattern.

In agricultural commodity trading, the coffee market continued its climb to new highs on continued tightness of supply. By month-end, coffee prices surged beyond three dollars a pound for the first time in twenty years, on the possibility of frost in Brazil and reports of poor crops in smaller coffee-producing countries. The phenomenal pace of U.S. corn plantings put new crop prices under pressure, as corn futures prices trended downward throughout the month. Similarly, wheat prices also fell on improved crop prospects, but in a more sudden manner than corn. Specifically, wheat prices fell sharply on May 12, as the U.S. Government predicted healthy harvests to ease one of the tightest supply situations in years. Although positions in wheat resulted in losses, coffee and corn futures resulted in trading profits.

Equity markets worldwide experienced different degrees of volatility in May, and trading in stock index futures produced mixed results for the Fund. Despite rallying at times to new highs throughout the month, the U.S. stock market remained within a relatively narrow trading range. By contrast, Japanese equities experienced much more volatility than U.S. equities, following a surge of prices on May 6. In European equity markets, the German stock market experienced volatility, but drifted higher by month-end.

Special Notice to Limited Partners

Merrill Lynch Investment Partners Inc. ("MLIP") believes that it would be advantageous for its multiple advisor pools, including the Fund, to increase the flexibility of the Fund's leverage policy. Consequently, while the Fund's risk/reward objectives remain unchanged, beginning in June 1997 MLIP may from time to time direct certain individual Advisors to manage their Fund accounts as if they were managing up to 50% more equity than the actual capital allocated to them. This additional leverage is subject to the condition that the Fund as a whole will not trade as if it had in excess of 20% more equity than actual capital.

It is not possible to predict the effect upleveraging may have, particularly given the Advisors' ongoing leverage adjustments to their own trading and the anticipated non-correlation of their strategies. Increasing leverage can generally be expected to increase profit potential, risk of loss and volatility of returns. The flat-rate fees charged to the Fund will not be affected by this leverage policy change. These fees will continue to be based on only the actual capital allocated to trading.

Any change in leverage by MLIP of the Fund's trading will be reflected in the asset allocation tables included in Fund's monthly reports.

As of June 1, 1997, the Fund's assets were allocated as follows:


Trading Advisor                              % Allocation
---------------                              ------------
Chesapeake Capital Corporation                     11.82
John W. Henry & Company, Inc.                       9.32
AIS Futures Management, Inc.                        5.28
ARA Portfolio Management Company, L.L.C.            5.28
Graham Capital Management, L.P.                     5.28
Trendstat Capital Management, Inc.                  5.28
Hill Financial Group, Ltd.                          4.66
Millburn Ridgefield Corporation                     4.47
Quantitative Financial Strategies, Inc.             3.42
Range Wise, Inc.                                    3.11
Allied Irish Capital Management Ltd.                2.67
Fundamental Futures, Inc.                           1.55
Cash                                               37.86
                                                  ------
                                                  100.00%

                               1997 Year-to-Date
                         Gross Total Trading Results*
                                  Thru May 31


Agriculture                                  $ 1,813,651
Currencies                                     1,159,288
Energy                                          (631,983)
Financial Instruments                         (1,261,723)
Metals                                           453,516
Stock Indices                                    169,734
                                             -----------
Total                                        $ 1,702,483

*Before deduction of any fees and charges

Despite increased market volatility and a major trend reversal in the currency markets, the diversified nature of the Fund helped control losses for the month. We look forward to the opportunity for improved profitability as more favorable market conditions return.

                              Sincerely,
                              John R. Frawley, Jr.
                              President & Chief Executive Officer
                              Merrill Lynch Investment Partners Inc.
                              (General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.


                         ML Principal Protection L.P.
                                 May 31, 1997
                             Statement of Changes
                              in Net Asset Value


Net Asset Value (671,739.61 Units)
 at April 30, 1997                             $  73,847,400
Additions of 116,453.00 Units                     11,645,300
Net Income/(Loss) for May 1997                    (1,048,872)
Less Redemptions of 33,042.40 Units               (3,509,562)
                                               -------------
Net Asset Value (755,150.21 Units)
 at May 31, 1997                               $  80,934,266
                                               =============

Net Asset Value at May 31, 1997
        Series A Units                         $      112.28*
                                               =============
        Series B Units                         $      109.25*
                                               =============
        Series C Units                         $      103.51*
                                               =============
        Series D Units                         $      109.68*
                                               =============
        Series E Units                         $      110.07*
                                               =============
        Series F Units                         $      104.33*
                                               =============
        Series G Units                         $      101.94*
                                               =============
        Series H Units                         $      107.98
                                               =============
        Series K Units                         $       99.97
                                               =============

* The Net Asset Value per Unit does not
include the annual distributions paid to Unitholders.



                          Statement of Income/(Loss)

                                                  May
                                              -----------
Revenues:
 Realized Profit/(Loss)                       $  (675,605)
 Change in Unrealized Profit/(Loss)              (492,936)
                                              -----------
Total Trading Results                          (1,168,541)
 Interest Income                                  383,333
                                              -----------
  Total Revenues                                 (785,208)

Expenses:
 Brokerage Commissions                            356,005
 Administrative Fees                               10,171
 Allocation of New Profit Share                   (86,991)
 Organizational Expenses                            6,642
                                              -----------
  Total Expenses                                  285,827
                                              -----------
Net Income/(Loss) Before
 Minority Interest                             (1,071,035)
                                              -----------
 Minority Interest                                 22,163
                                              -----------
Net Income/(Loss)                             $(1,048,872)
                                              ===========






                                       4